PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

"At Home in North America"

17,547,674 shares issued and outstanding

October 30, 2007

GLOBEX'S RUSSIAN KID ROYALTY PROPERTY RETURNS 214 G/T AU OVER 2.4 METRES

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto Stock Exchange, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that Rocmec Mining Inc. (RMI-TSX-V) today reported a high grade gold intersection assaying 214 g/t Au over a core length of 2.4 metres in hole RS-02-07 (true width has not yet been determined). The intersection is made-up of the following assay grades over the indicated core length.

From (m)	To (m)	Core length (m)	Gold grade (g/t Au)
218.3	218.9	0.6	2.78
218.9	219.2	0.3	619.60
219.2	220.1	0.9	25.95
220.1	220.7	0.6	505.10

** Samples were analyzed by the Fire-Assay method with gravimetric finish at Expert Laboratories, Rouyn-Noranda (Quebec).*

Globex has not seen the drill core but this type of bonanza intersection is not uncommon on the property and is ideal material for mining by Rocmec's thermal fragmentation method.

Hole RS-02-07 is part of a 2,500 metre, 10 hole drill program to test the vertical extent and grade of known mineralized structures including the Front (West), McDowell, Talus, Shaft, Boucher and Boucher 2 veins.

The Russian Kid Gold Mine property, called Rocmec 1 by Rocmec, is located in Dasserat Township, 36 km west of Rouyn-Noranda (Quebec) and is North-East of the Kirkland Lake/Larder Lake Gold camp.

Globex vended the Russian Kid property to Rocmec but maintains a 5% Net Metal Royalty on the first 25,000 ounces of gold produced from the property as well as a 3% Net Metal Royalty on all subsequent gold and other mineral production.

A NI 43-101 report, dated March 19, 2007, and prepared by Systèmes Géostat International Inc. from Blainville (Quebec), identified mineral resources of 107,800 tonnes @ 6.06 g/t Au in the Measured category and 414,000 tonnes @ 4.92 g/t Au in the Indicated category for a total of 521,800 tonnes @ 5.15 g/t gold or 86,500 ounces of gold. It also identified an additional 2,250,000 tonnes @ 6.32 g/t gold (456,900 ounces of gold) in the Inferred Resources category.

For further detail, please refer to Rocmec's press release of today's date.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
86-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.